UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                                EAGLE BANCORP/MT
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    26972B101
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                                 (CUSIP Number)

                                February 14, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check    the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule 13G is filed:

                |_| Rule  13d-1(b)
                |X| Rule  13d-1(c)
                |_| Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  26972B101
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1.       Names of Reporting Persons.  Jeffrey S. Halis
         I.R.S. Identification Nos. Of Above Persons (entities only):
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)______                  (b)_______
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3.       SEC Use Only
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4.       Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by     5.  Sole Voting Power        66,400*
Each Reporting Person With:
                                           6.  Shared Voting Power           0
                                           7.  Sole Dispositive Power   66,400*
                                           8.  Shared Dispositive Power      0

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person:  66,400*
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10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions):  N/A
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11.      Percent of Class Represented by Amount in Row (9):  5.5%
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12.      Type of Reporting Person (See Instructions):  IN
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*      17,500 shares  (1.5%) of Eagle Bancorp /MT common stock,  par value $0.01 per share (the "Common Stock"), are owned by Jeffrey S. Halis. 38,900 shares (3.2%) of the Common Stock are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"). 10,000 shares (0.8%) of the Common Stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"). Pursuant to the
       Agreement  of  Limited   Partnership  of  each  of  Tyndall  and  Tyndall
       Institutional, Jeffrey S. Halis possesses sole power to vote and direct the disposition of all the shares of Common Stock owned by each of Tyndall and Tyndall Institutional, respectively. Jeffrey S. Halis's interest in the Common Stock as set forth herein is limited to the extent of his pecuniary interest, if any, in Tyndall and Tyndall Institutional, respectively.
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

Item 1.

(a)  Name Of Issuer:   Eagle Bancorp/MT
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(b)  Address  of  Issuer's  Principal  Executive Offices:  1400 Prospect Avenue,
Helena, MT 59604-4999
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Item 2.

(a)  Name of Person Filing:  Jeffrey S. Halis
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(b)  Address of Principal Business  Office  or,  if  none, Residence:  500  Park
Avenue, Fifth Floor, New York, New York  10022

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(c)  Citizenship:  United States
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(d)  Title of Class of Securities: Common Stock
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(e)  CUSIP Number:  26972B101
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Item  3.  If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
240.13d-2(b) or (c), check whether the person filing is a:

          (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

          (b)  |_| Bank as  defined  in  Section  3(a)(6)  of the Act (15 U.S.C.
                   78c);

          (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d)  |_| Investment   company   registered  under  Section  8  of  the
                   Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e)  |_| An investment adviser in accordance with Section 240.13d-1(b)
                   (1)(ii)(E);

          (f) |_| An employee benefit plan or endowment fund in accordance with Section 240.13d- 1(b)(1)(ii)(F);

          (g) |_| A parent holding company or control person in accordance with Section 240.13d- 1(b)(1)(ii)(G);

          (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)   |_| Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

         (a)      Amount beneficially owned (as of February 14, 2001): 66,400

         (b)      Percent of Class (as of February 14, 2001): 5.5%

         (c)      Number of shares as to which the person has:

                 (i)  Sole power to vote or to direct the vote: 66,400

                 (ii) Shared power to vote or to direct the vote: 0

                (iii) Sole power to dispose or to direct the disposition of:
                      66,400

                (iv)  Shared power to dispose or to direct the disposition of:0


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A


Item 8.  Identification and Classification of Members of the Group.  N/A


Item 9.  Notice of Dissolution of Group.  N/A


Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               February 22, 2001

                                                     Date

                                                    /s/Jeffrey S. Halis
                                                     Jeffrey S. Halis

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)